

April 15, 2011

Via U.S. Mail and Facsimile

Martin S. Smiley
Chief Financial Officer and General Counsel
mPhase Technologies, Inc.
587 Connecticut Avenue
Norwalk, CT 06854-1711

> **Re: mPhase Technologies, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 14, 2011**
> **File No. 000-30202**

Dear Mr. Smiley:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1.   We note from page 7 that you plan to hold your 2010 annual meeting after the end of your 2011 fiscal year. In connection with your proxy soliciting material for that meeting, please consider our prior comments regarding your filings, including comment 2 in our November 12, 2009 letter, comments 2 and 3 in our December 2, 2009 letter, comment 3 in our January 22, 2010 letter, comment 18 in our August 31, 2010 letter, and comment 4 in our October 4, 2010 letter.

Security Ownership…, page 24

2.   Please reconcile your revisions to your table with the Exchange Act section 16 statements filed by your executives.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with any response you provide to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Gabriel Eckstein at (202) 551-3286 or me at (202) 551-3617 if you have any questions.

Sincerely,

Russell Mancuso
Branch Chief